Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2009	2008
	(Dollars in thousands)
EARNINGS:
Income before income taxes	$268,907	$244,073
Add (deduct):
Equity in earnings of unconsolidated entities	(50,121)	(44,042)
Distributions from unconsolidated entities	12,997	45,569
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(12,495)	(10,717)
	$219,288	$234,883
Add fixed charges:
Consolidated interest expense(1)	38,409	40,889
Interest portion (1/3) of consolidated rent expense	20,810	18,265
	$278,507	$294,037

FIXED CHARGES:
Consolidated interest expense(1)	$38,409	$40,889
Capitalized interest	642	—
Interest portion (1/3) of consolidated rent expense	20,810	18,265
	$59,861	$59,154

RATIO OF EARNINGS TO FIXED CHARGES	4.65	4.97

(1) Interest expense on income tax contingencies is not included in fixed charges.